SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-
Corporate Registry (NIRE): 33 300 276

NOTICE TO THE MARKET

TIM PARTICIPAÇÕES S.A. ("TIM" or "Company") (B3: TIMP3; NYSE: TSU), in accordance with CVM inquiry n. 230/2017/CVM/SEP/GEA-2, of 07/27/2017, which requested clarification on the subject published on the same date in the journal Valor Econômico under the title "TIM estuda compra de operadoras de médio porte", hereby informs its shareholders and the market in general of the following:

The Valor Econômico’s article was based on statements made by the Company's Chief Executive Officer, Mr. Stefano De Angelis, made at the end of the Company's (English and Portuguese) teleconferences, held on 07/26/2017, regarding the results of the second quarter of 2017, disclosed on 07/25/2017.

At the end of the conference calls, during the question and answer session opened to participants, the Chief Executive Officer was asked, among other questions: (i) interest of TIM in the acquisition of other assets, given the competition scenario and possible consolidation of the telecommunications market; (ii) interest of TIM in telecommunications assets of CEMIG, which were put on sale on 07/07/2017; and (iii) possible merge involving TIM and Oi.

Mr. De Angelis considered that the Company's business plan, fully known by the market, foresees investments to expand its network infrastructure, explaining that, in theory, this expansion could take place organically or through acquisitions of companies, including smaller ones such as CEMIG Telecom. He emphasized, however, that possible acquisitions often depend on the regulatory context in force. In that sense, he mentioned, by way of example and hypothetically, that eventual acquisition of Nextel would be impracticable, since the regulation prohibits TIM from exploiting the best asset of Nextel (radiofrequencies). Mr. De Angelis also pointed out that TIM continually monitors and evaluates investment opportunities in the market, including the strategies or movements adopted by its competitors. The Company notes, however, that there is currently no study being conducted or ongoing negotiations involving the acquisition of Nextel or CEMIG's telecommunication assets.

Finally, Mr. De Angelis informed conferences’ attendees that discussions about the possible consolidation of the telecommunications sector involving Oi and TIM are not under review by the Company at this time, in view of Oi's ongoing judicial recovery process.

For all these reasons, the Company considers that the information provided during the teleconferences did not constitute relevant facts.

The Company reiterates its commitment to keep its shareholders and the market in general duly informed, pursuant to CVM regulations.

Rio de Janeiro, July 28th, 2017.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 28, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.